Equity One, Inc.

Supplemental Information Package

March 31, 2001



Equity One, Inc.
1696 N.E. Miami Gardens Drive
North Miami Beach, Florida 33179
Tel: (305) 947-1664   Fax: (305) 947-1734
www.equityone.net

Equity One, Inc.

Supplemental Information
March 31, 2001

TABLE OF CONTENTS   Page

Forward Looking Statements.
Certain information contained in this Supplemental Information Package may contain forward-looking statements regarding company and property performance within the meaning of the Private Securities Litigation Reform Act of 1995. Future results could vary materially from actual results depending on risks and uncertainties inherent in general and local real estate conditions, or competitive factors specific to the markets in which the Company operates. The Company assumes no obligation to update this information. For more details, please refer to Equity One's SEC filings, including the most recent report on Form 10-K and on Form 10-Q.

Equity One, Inc.
Summary Operating Information
as of March 31, 2001
(in thousands, except per share data)

		3 Months Ended		
		Mar 31, 2001		**Mar 31, 2000**
Fully Diluted Funds from Operations				
per Share	$	0.33	$	0.32
Total Dividends Paid per Share	$	0.26	$	0.26
Dividend / FFO Payout Ratio		78.8%		81.3%
Weighted Average Shares Outstanding				
Basic		12,706		11,299
Diluted		13,232		11,479
EBITDA	$	6,376	$	5,353
Interest Expense and				
Financing Fee Amortization	$	2,082	$	1,726
EBITDA Interest Coverage Ratio		3.1		3.1
EBITDA Margin (EBITDA/Total Revenues)		64.9%		66.0%
Property Net Operating Income (NOI)				
Total Rental Income	$	9,165	$	8,034
Operating Expenses (1)		2,733		2,178
Net Operating Income	$	6,432	$	5,856
NOI Margin (NOI/Total Rental Income)		70.2%		72.9%
Same Property NOI				
Total Rental Income	$	8,397	$	8,034
Operating Expenses		2,418		2,365
Net Operating Income	$	5,979	$	5,669
Growth in Same Property NOI		5.5%		
General & Administrative Expenses	$	718	$	573
as % of Total Revenues		7.3%		7.1%

(1) Net of intercompany expenses which have been eliminated.

Equity One, Inc.
Summary Balance Sheet Information
as of March 31, 2001
(in thousands, except per share data)

	Mar 31, 2001	Dec 31, 2000
Closing Market Price	$ 10.490	$ 9.875
Dividend Yield (based on current annualized dividend)	9.91%	10.53%
Book Value per share (fully diluted, end of period)	$ 7.845	$ 7.933
Liquidity		
Cash and Cash Equivalents	$ 783	$ 322
Line of Credit		
Gross Available under Fully Authorized Line (1)	$ 20,641	$ 20,641
Outstanding Balance	3,772	4,243
Holdback for Letters of Credit	1,114	1,580
Escrowed for Tax and Insurance	440	440
Net Available under Line of Credit	$ 15,314	$ 14,378
Equity Capitalization (end of period)		
Common Stock (in thousands)		
Common Stock Outstanding Shares	12,800.746	12,799.481
Unvested Restricted Shares	159.354	79.820
Operating Partnership Units	261.850	261.850
Common Stock Options (Treasury Method, closing stock price)	50.887	0.000
Fully Diluted Common Stock	**13,272.837**	**13,141.151**
Net Debt (adjusted for Cash and Escrowed Loan Proceeds)	$ 124,175	$ 121,323
Equity Market Capitalization (fully diluted, end of period)	139,232	129,769
Total Market Capitalization	$ 263,407	$ 251,092
Debt to Total Market Capitalization	**47.1%**	**48.3%**
Gross Real Estate Investments	$ 247,444	$ 243,062
- Accumulated Depreciation	(17,044)	(15,836)
Net Real Estate Investments	$ 230,400	$ 227,226
Debt to Gross Real Estate Investment	**50.2%**	**49.9%**
Fixed Rate Mortgage Debt	$ 125,540	$ 121,675
Variable Rate Debt	3,772	4,243
Total Debt	$ 129,312	$ 125,918
% Fixed Rate Debt	97.1%	96.6%
% Variable Rate Debt	2.9%	3.4%
Weighted-average Interest Rate on Fixed Rate Debt	7.47%	7.48%

(1) Increases in the borrowing limit are subject to the posting of additional collateral.

Equity One, Inc.
Consolidated Statement of Earnings
as of March 31, 2001
(in thousands, except per share data)

		3 Months Ended		
		Mar 31, 2001		**Mar 31, 2000**
Revenues				
Income from Rental Properties				
Minimum Rental	$	7,044	$	6,107
Expense Recoveries		1,816		1,673
Percentage Rent Payments		305		254
Total Rental Income	$	**9,165**	$	**8,034**
Gain on Sale of Real Estate		0		0
Gain on Sale of Securities		0		0
Management Fee Income		526		31
Dividend & Interest Income		136		39
Total Revenues	$	**9,827**	$	**8,104**
Expenses				
Operating Expenses	$	2,733	$	2,178
Depreciation & Amortization		1,220		980
Interest Expense & Fee Amortization		2,082		1,726
General & Administrative		718		573
Minority Interest		0		24
Total Expenses	$	**6,753**	$	**5,481**
Net Income				
Earnings from Operations	$	3,074	$	2,623
Gain on Sale of Real Estate		0		0
Gain on Sale of Securities		0		0
Extraordinary Item		0		0
Total Net Income	$	**3,074**	$	**2,623**
Per Share				
Basic				
Earnings from Operations	$	0.24	$	0.23
Gain on Sale of Real Estate		0.00		0.00
Gain on Sale of Securities		0.00		0.00
Extraordinary Item		0.00		0.00
Total Basic Earnings	$	**0.24**	$	**0.23**
Diluted				
Earnings from Operations	$	0.23	$	0.23
Gain on Sale of Real Estate		0.00		0.00
Gain on Sale of Securities		0.00		0.00
Extraordinary Item		0.00		0.00
Total Diluted Earnings	$	**0.23**	$	**0.23**
Weighted Average Shares Outstanding				
Basic		12,706		11,299
Diluted		13,232		11,479

Equity One, Inc.
Consolidated Statement of Funds from Operations
as of March 31, 2001
(in thousands, except per share data)

	3 Months Ended			
	Mar 31, 2001		Mar 31, 2000	
Net Income from Operations	$	3,074	$	2,623
Depreciation of Real Estate		1,195		961
Amortization of Capitalized Leasing Fees		21		26
Interest on Convertible Partnership Units		64		0
Minority Interest		0		24
Funds from Operations	$	4,354	$	3,634
Increase		*19.8%*		
FFO per share (diluted)	$	0.33	$	0.32
Increase		*3.1%*		
Adjusted Funds from Operations (AFFO)				
Funds from Operations	$	4,354	$	3,634
less:				
Straight Line Rent Adjustment	$	32	$	32
Recurring Capital Expenditures				
Tenant Improvements		46		31
Leasing Commissions and Fees		49		111
Other Capital Expenditures		48		222
Total Recurring Capital Expenditures	$	143	$	364
Adjusted Funds from Operations	$	4,179	$	3,238
Increase		*29.1%*		
AFFO per share (diluted)	$	0.32	$	0.28
Increase		*12.0%*		
Mortgage Principal Payments	$	835	$	675
Weighted Average Diluted Shares		13,232		11,479

Equity One, Inc.
Condensed Consolidated Balance Sheet
as of March 31, 2001
(in thousands, except per share data)

	Mar 31, 2001	Dec 31, 2000
Assets		
Rental Properties and Developments		
Land, Buildings and Equipment	$ 219,932	$ 216,698
Building Improvements	9,263	8,228
Land Held for Development	10,977	11,008
Construction in Progress	7,272	7,128
Subtotal	**247,444**	**243,062**
Less: Accumulated Depreciation	(17,044)	(15,836)
Rental Properties and Developments, Net	**230,400**	**227,226**
Cash and Cash Equivalents	783	322
Restricted Cash	4,356	4,273
Securities Available for Sale	1,564	1,403
Accounts and Other Receivables, Net	913	2,234
Due from Related Parties	12	47
Deposits	1,505	822
Prepaid and Other Assets	1,185	667
Deferred Expenses, Net	1,401	1,404
Goodwill, Net	631	644
Total Assets	**$ 242,750**	**$ 239,042**
Liabilities and Shareholders' Equity		
Liabilities		
Mortgage Notes Payable	$ 125,540	$ 121,675
Credit Agreement	3,772	4,243
Accounts Payable and Accrued Expenses	3,067	2,857
Tenant Security Deposits	1,666	1,476
Deferred Rental Income	709	662
Minority Interest in Equity of Consolidated Subsidiary	3,869	3,875
Total Liabilities	**138,623**	**134,788**
Shareholders' Equity		
Common Stock, $0.01 par value	129	128
Additional Paid-in Capital	106,171	105,368
Retained Earnings	131	423
Accumulated Other Comprehensive Income	(150)	(311)
Unamortized Restricted Stock Compensation	(1,609)	(809)
Note Receivable from Issuance of Common Stock	(545)	(545)
Total Shareholders' Equity	**104,127**	**104,254**
Total Liabilities and Shareholders' Equity	**$ 242,750**	**$ 239,042**

Equity One, Inc.
Summary of Mortgage Debt
as of March 31, 2001
(in thousands)

Property	Loan Closing/ Refinancing Date (1)	Original Loan Amount (2)	Maturity Date	Loan Term (3)	Amorti- zation Period	Rate (4)	Mar 31, 2001 Balance
Atlantic Village	10/30/98	$ 5,000	11/01/18	20	20	6.850%	$ 4,704
Bird Ludlum (5)	02/19/97	13,400	02/15/15	18	18	7.680%	11,743
Commonwealth	02/15/98	3,300	02/15/08	10	20	7.000%	3,039
Eustis Square	10/22/93	5,942	07/01/02	9	25	9.000%	4,658
Forest Edge	05/01/96	2,099	10/01/02	6	14	6.900%	1,721
Forest Village	03/08/01	4,700	04/01/11	10	30	7.270%	4,700
Ft. Caroline	03/29/95	2,500	03/01/09	14	20	9.350%	2,156
Lake Mary (6)	11/09/95	13,423	12/01/10	15	20	7.850%	10,141
Lantana	02/19/98	4,400	02/15/05	7	20	6.950%	4,050
Mariners Crossing	09/01/00	3,516	03/01/08	8	30	7.080%	3,496
Oak Hill	12/07/95	2,500	01/01/06	10	20	7.625%	2,163
Park Promenade	01/31/00	6,500	02/01/10	10	30	8.100%	6,448
Pine Island/Ridge Plaza	08/01/99	26,234	07/01/08	9	30	6.910%	25,804
Plaza del Rey	08/01/96	3,050	09/01/11	15	15	8.125%	2,484
Pointe Royale	07/28/95	6,000	07/15/10	15	20	7.950%	5,123
Shoppes of North Port	12/05/00	4,370	09/01/10	10	23	6.650%	4,350
Shops at Skylake	07/06/00	16,350	08/01/10	10	25	7.650%	16,220
Summerlin Square	01/25/99	5,000	02/01/14	15	15	6.750%	4,569
Walden Woods	01/01/99	2,835	08/01/06	8	15	7.875%	2,659
West Lake (7)	05/22/97	5,902	06/01/16	19	20	7.875%	5,312
Sub-total (Fixed Rate Debt)		**$ 137,021**					**$ 125,540**

7.70 years weighted-average life
7.475% weighted-average fixed rate

Line of Credit (8)	02/04/99	$ 35,000	02/04/02	3	NA	L+225	$ 3,772
Total Mortgage Debt							**$ 129,312**

Maturity Schedule by Year	Scheduled Amortization	Balloon Payments (9)	Total	
2001	2,614	0	2,614	
2002	3,581	9,684	13,265	(includes current balance on the Line of Credit)
2003	3,636	0	3,636	
2004	3,913	0	3,913	
2005	4,072	3,498	7,570	
2006	4,203	3,784	7,987	
2007	4,451	0	4,451	
2008	4,355	28,474	32,829	
2009	4,294	1,280	5,574	
2010	3,965	27,180	31,145	
Thereafter	12,038	4,290	16,328	
Total	**$ 51,122**	**$ 78,190**	**$ 129,312**	

(1) The more recent of the loan closing/assumption date and the date of any subsequent additional funding.

(2) The principal amount on the loan closing/assumption date, adjusted to reflect any subsequent additional funding.

(3) The term in years from the more recent of the loan closing/assumption date or the date of any subsequent additional funding.

(4) The fixed rate in effect on March 31, 2001.

(5) On 2/19/97, the amortized loan balance of $13,191 (on an original loan of $14,000 on 8/11/94) was increased to $13,400.

(6) On 12/13/00, an additional paydown of $1,450 was made to the lender on account of the General Cinema termination payment.

(7) On 5/22/97, the amortized loan balance of $5,422 (on an original loan of $5,491 on 10/1/96) was increased to $5,902.

(8) The $35,000 Line was authorized to $20,641 as of March 31, 2001, with increases subject to the posting of additional collateral. The Line is secured by Mandarin Landing and Mini-storage, Skylake Phase III land, the EQY Building, Beauclerc Village and East Bay Plaza.

(9) Represents the entire principal balance of a maturing loan on the maturity date.

Equity One, Inc.
Property Status Report
as of March 31, 2001

Property	City	Year Built or Acquired	Total Square Footage	Percent Occupied	# of Tenants Occp'd	# of Tenants Vacant	Supermarket Anchor Square Feet	Supermarket Anchor Name Exp Date	Other Major Tenants	Average Base Rent per Occ SF
NORTH FLORIDA (9)										
Atlantic Village	Atlantic Beach	1995 A	100,559	96.2%	24	1	39,795	Publix (10/31/08)	Jo-Ann Fabrics, Rent Way, Dollar Tree	$ 9.89
Beauclerc Village	Jacksonville	1998 A	71,127	56.6%	8	4			Big Lots, Walgreens*, Pizza Hut	6.69
Commonwealth	Jacksonville	1994 A	81,467	95.2%	15	2	48,997	Winn-Dixie (2/28/18)	Rent-A-Center, Pizza Hut, Subway	7.97
Ft. Caroline	Jacksonville	1994 A	74,546	92.7%	9	4	45,500	Winn-Dixie (5/31/15)	Eckerds*, McDonalds	7.15
Forest Village	Tallahassee	2000 B	71,526	93.3%	16	1	37,866	Publix (4/30/20)	Video Warehouse, Waffle House	9.73
Losco	Jacksonville	2000 B	8,700	63.2%	5	2		Winn Dixie (not owned by EQY)		18.96
Mandarin Landing	Jacksonville	1999 A	141,565	99.2%	36	1	34,400	Publix (2/14/02)	Office Depot, Aqua Zoo, Eckerds	8.77
Monument Point	Jacksonville	1997 A	75,128	100.0%	14	0	46,772	Winn-Dixie (3/27/05)	Eckerds, Hallmark	6.48
Oak Hill	Jacksonville	1995 A	78,492	92.0%	16	3	39,795	Publix (5/11/05)	Walgreens* (Bonus Dollar)	6.30
CENTRAL FLORIDA (5)										
Eustis Square	Eustis	1993 A	126,791	94.1%	21	7	38,520	Publix (11/30/04)	GNC, Walgreens* (Bealls Outlet) Walmart, Dollar Tree	6.81
Forest Edge	Orlando	1996 A	68,631	100.0%	12	0	42,075	Winn-Dixie (8/8/07)	Autozone, Rent-A-Center	7.00
Lake Mary	Orlando	1995 A	303,500	97.4%	58	4	63,139	Albertson's (6/30/12)	K-Mart, Sun Star Theatres, Chili's, Burger King, NationsBank	11.17
Park Promenade	Orlando	1999 A	125,818	100.0%	28	0	55,000	Publix (2/9/07)	Blockbuster, Radio Shack, Orange County Library, Goodwill, KFC	9.17
Walden Woods	Plant City	1999 A	75,336	98.7%	10	1	46,636	Winn-Dixie* (11/30/08)	Walgreens	6.57

Equity One, Inc.
Property Status Report
as of March 31, 2001

Property	City	Year Built or Acquired	Total Square Footage	Percent Occupied	# of Tenants Occp'd	# of Tenants Vacant	Supermarket Anchor Square Feet	Supermarket Anchor Name Exp Date	Other Major Tenants	Average Base Rent per Occ SF
FLORIDA WEST COAST (4)										
East Bay Plaza	Largo	1993 A	85,426	80.2%	17	6		Albertson's (not owned by EQY)	Hollywood Video, Scotty's*, Mail Boxes, Etc.	$ 7.61
Mariners Crossing	Spring Hill	2000 A	85,507	100.0%	15	0	48,315	Kash 'N Karry (4/30/20)	Movie Gallery, Dollar General, Play it Again Sports	7.92
Shoppes of North Port	North Port	2000 A	84,705	100.0%	22	0	48,890	Publix (12/11/11)	Beall's Outlet, GNC, Subway	9.26
Summerlin Square	Fort Myers	1998 A	109,156	94.1%	23	4	45,500	Winn-Dixie (6/4/06)	Eckerds, Perkins, Mobil Oil, Century 21	10.24
SOUTH FLORIDA (8)										
Bird Ludlum	Miami	1994 A	192,282	95.5%	48	5	44,400	Winn-Dixie (12/31/07)	McDonalds, Blockbuster, Eckerds, Bank of America, Vision Works, Radio Shack	13.51
Lantana Village	Lantana	1998 A	176,110	98.0%	25	2	39,473	Winn-Dixie (2/15/11)	K-Mart, Family Dollar, Subway, Denny's, Burger King, GNC	6.26
Pine Island	Davie	1999 A	254,907	100.0%	48	0	39,943	Publix (11/30/13)	Home Depot Expo, Bealls Outlet, Radio Shack, Rite Aid, KFC	8.97
Plaza Del Rey	Miami	1991 A	50,146	100.0%	21	0			Navarro Pharmacy, Discount Auto, Rent-A-Center	12.70
Point Royale	Miami	1995 A	209,863	93.4%	25	3	45,350	Winn-Dixie (2/18/11)	Best Buy, Eckerd's, Dollar Tree, Hollywood Video, Pizza Hut	6.29
Ridge Plaza	Davie	1999 A	155,204	94.0%	26	2		see Pine Island	AMC Theater, Kabooms, Republic Security Bank, Uncle Funny's	8.59
Shops at Skylake	North Miami Beach	1997 A 1999-2000 B	174,199	95.9%	39	6	51,420	Publix (7/31/19)	Radio Shack, Blockbuster, First Union, Goodwill, Washington Mutual	15.10
West Lakes Plaza	Miami	1996 A	100,747	100.0%	27	0	46,216	Winn-Dixie (10/31/16)	Navarro Pharmacy, Rent A Center, Lady of America Fitness, GNC	10.50
TOTAL SHOPPING CENTERS (26)			3,081,438	95.4%	608	58	948,002			$ 9.21

Equity One, Inc.
Property Status Report
as of March 31, 2001

Property	City	Year Built or Acquired	Total Square Footage	Percent Occupied	# of Tenants Occp'd	Vacant	Supermarket Anchor Square Feet	Name Exp Date	Other Major Tenants	Average Base Rent per Occ SF
OTHER COMMERCIAL PROPERTIES (3)										
El Novillo	Miami Beach	1988 A	10,000	100.0%	1	0			Jumbo Buffet	$ 13.67
Epsilon	W. Palm Beach	1995 A	18,707	100.0%	5	0			Fat Tuesday's, Jester.com	14.30
EQY Building	Miami Beach	1991 A	28,780	75.7%	10	1			Gambro, South Beach Medical	15.87
TOTAL SHOPPING CTRS & COMMERCIAL PPTYS (29)			3,138,925	95.3%	624	59	948,002			$ 9.31
Mandarin Mini-storage	Jacksonville	1994 A	52,880	95.1%	508	26				NA
Montclair Apartments	Miami Beach	1998 A	9,375	95.0%	19	1				NA
GRAND TOTAL (31)			3,201,180		1,151	86	948,002			

* Indicates a tenant which continues to pay rent, but has closed its store and ceased operations. The subtenant, if any, is shown in ( ).

Equity One, Inc.
Real Estate Development Activity and Other Holdings
as of March 31, 2001

---

1) Shops at Skylake
North Miami Beach, Florida

An incremental 24,000 square feet has been completed as of March 31, 2001, bringing total square footage to 174,199 square feet.
The new space has been fully leased to two tenants.
This new construction is reflected on the March 31, 2001 Property Status Report.

2) Lake Mary Shopping Center
Lake Mary, Florida

Initial design work has commenced on a 45,000 square foot addition which will house a fitness center (lease is signed), as well as several other
in-line tenants. This addition is not reflected on the March 31, 2001 Property Status Report.

3) Coral Way, South East
Miami, Florida

A site plan for the 10 acre parcel at the southeast corner of Coral Way and S.W. 147 Avenue in Miami has received preliminary approval
from a major supermarket. Equity One holds an option to purchase this parcel. This new development is not reflected on the
March 31, 2001 Property Status Report.

4) Pompano Beach
Pompano Beach, FL

On January 31, 2001, Equity One closed on a $2.9 million acquisition of a retail property consisting of a vacant 75,000 square foot former
Mervyns department store on a parcel of land totaling 10 acres, located adjacent to the Pompano Fashion Mall in Pompano Beach,
Florida. Subsequent to the closing, we executed a 10-year ground lease agreement with Lowe's Cos., and granted Lowe's an option to
purchase the property, which they may exercise any time between November 1, 2002 and February 1, 2003. This property is not reflected
on the March 31, 2001 Property Status Report.

Equity One, Inc.
Shopping Center & Commercial Property Tenant Concentration Schedule
as of March 31, 2001

Tenant	Number of Stores	Square Feet	% of Total Square Feet	Annualized Minimum Rent	% of Total Annualized Minimum Rent	Average Minimum Rent
Top Ten Tenants						
Winn Dixie	10	450,919	14.4%	$ 2,844,985	10.2%	$ 6.31
Publix	9	385,629	12.3%	2,698,676	9.7%	7.00
K Mart	2	171,289	5.5%	814,754	2.9%	4.76
Albertsons	1	63,139	2.0%	568,251	2.0%	9.00
Eckerd	6	59,424	1.9%	480,886	1.7%	8.09
AMC Theatre	1	27,000	0.9%	378,000	1.4%	14.00
Best Buy	1	91,472	2.9%	388,756	1.4%	4.25
Walgreens	4	46,193	1.5%	361,082	1.3%	7.82
Home Depot Expo	1	86,156	2.7%	323,085	1.2%	3.75
Kash N' Karry	1	48,315	1.5%	321,344	1.2%	6.65
Sub-total Top Ten Tenants	**36**	**1,429,536**	**45.5%**	**$ 9,179,818**	**33.0%**	**$ 6.42**
Remaining Tenants	588	1,560,687	49.7%	18,659,514	67.0%	11.96
Sub-total All Tenants	**624**	**2,990,223**	**95.3%**	**$ 27,839,333**	**100.0%**	**$ 9.31**
Vacant	59	148,702	4.7%	0	0.0%	0.00
Total including Vacant	**683**	**3,138,925**	**100.0%**	**$ 27,839,333**	**100.0%**	**$ 8.87**

Equity One, Inc.
Shopping Center and Commercial Property Lease Expiration Schedule
as of March 31, 2001

Date	Number of Tenants (1)	Square Feet	Percent of Total Square Feet	Annualized Minimum Rent at Expiration (2)	Percent of Total Annualized Minimum Rent	Average Annual Minimum Rent per Square Foot
M-T-M	7	8,966	0.3%	$ 95,384	0.3%	$ 10.64
2001	88	184,072	5.9%	1,996,794	6.8%	10.85
2002	112	258,768	8.2%	2,869,278	9.8%	11.09
2003	122	237,839	7.6%	3,277,366	11.2%	13.78
2004	95	306,206	9.8%	3,231,229	11.1%	10.55
2005	87	337,341	10.7%	3,459,501	11.8%	10.26
2006	40	265,370	8.5%	2,695,285	9.2%	10.16
2007	15	204,939	6.5%	2,041,182	7.0%	9.96
2008	11	131,652	4.2%	1,266,969	4.3%	9.62
2009	6	68,870	2.2%	929,891	3.2%	13.50
2010	8	124,650	4.0%	805,967	2.8%	6.47
Thereafter	28	861,550	27.4%	6,533,399	22.4%	7.58
Sub-total / Average	**619**	**2,990,223**	**95.3%**	**$ 29,202,246**	**100.0%**	**$ 9.77**
Vacant	59	148,702	4.7%	0	NA	NA
Total / Average	**678**	**3,138,925**	**100.0%**	**$ 29,202,246**	**100.0%**	**$ 9.31**

(1) Includes 5 tenants who use 0 square feet but pay rent under various usage agreements.

Excludes 5 tenants who use 0 square feet and do not pay rent, but make certain other payments (i.e. CAM or RE Tax).

(2) Includes the rent from 5 tenants who use 0 square feet but pay rent under various usage agreements.

Equity One, Inc.
Stock Price and Volume Statistics *
as of March 31, 2001





*Data obtained from Yahoo Chart Services